SECURITIES AND EXCHANGE COMMISSION

[Investment Company Act Release No. 31819; 812-14416]

Pomona Investment Fund, et al.; Notice of Application

September 11, 2015

Agency: Securities and Exchange Commission ("Commission").

Action: Notice of an application under section 6(c) of the Investment Company Act of 1940 (the

"Act") for an exemption from sections 18(c) and 18(i) of the Act and for an order pursuant to

section 17(d) of the Act and rule 17d-1 under the Act.

Summary of Application: Applicants request an order to permit certain registered closed-end

management investment companies to issue multiple classes of shares ("Shares") and to impose

asset-based distribution and service fees and contingent deferred sales loads ("CDSCs").

Applicants: Pomona Investment Fund (the "Fund"), Pomona Management LLC (the "Adviser")

and Voya Investments Distributor, LLC (the "Distributor").

Filing Dates: The application was filed on January 13, 2015, and amended on May 28, 2015 and

August 10, 2015.

Hearing or Notification of Hearing: An order granting the requested relief will be issued unless

the Commission orders a hearing. Interested persons may request a hearing by writing to the

Commission's Secretary and serving applicants with a copy of the request, personally or by mail.

Hearing requests should be received by the Commission by 5:30 p.m. on October 6, 2015, and

should be accompanied by proof of service on the applicants, in the form of an affidavit, or, for

lawyers, a certificate of service. Pursuant to rule 0-5 under the Act, hearing requests should state

the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a

hearing may request notification by writing to the Commission's Secretary.

Addresses: Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE,

Washington, DC 20549-1090; Applicants, c/o Michael Granoff, Pomona Management LLC, 780

3rd Avenue, New York, New York 10017.

For Further Information Contact: Deepak T. Pai, Senior Counsel, at (202) 551-6876 or Mary

Kay Frech, Branch Chief, at (202) 551-6821 (Division of Investment Management, Office of

Investment Company Regulation).

Supplementary Information: The following is a summary of the application. The

complete application may be obtained via the Commission's website by searching for

the file number, or an applicant using the Company name box, at

http://www.sec.gov/search/search.htm or by calling (202) 551-8090.

Applicants' Representations:

     1.   The Fund is a non-diversified closed-end management investment company

registered under the Act and organized as a Delaware statutory trust. The Adviser, a Delaware

limited liability company, is registered as an investment adviser under the Investment Advisers

Act of 1940 and serves as investment adviser to the Fund. The Distributor, a broker-dealer

registered under the Securities Exchange Act of 1934 ("1934 Act"), acts as principal underwriter

of the Fund. The Distributor is under common control with the Adviser and is an affiliated

person, as defined in section 2(a)(3) of the Act, of the Adviser.

     2.   The Fund is engaged in a continuous public offering of Shares pursuant to its

currently effective registration statement under the Securities Act of 1933 ("Securities Act"). [1]

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[1] Shares of the Fund will only be sold to "accredited investors," as defined in Regulation D under the Securities Act.

The Fund's Shares are not listed on any securities exchange and are not traded on an over-the-counter system such as Nasdaq. Applicants do not expect that any secondary market will develop for the Fund's Shares.

3.   The Fund currently issues a single class of Shares (the "Class A") at net asset value per share ("NAV"), subject to a front-end sales load and an asset-based distribution and services fee. The Fund proposes to offer multiple classes of Shares (each a "New Class") at NAV and may also charge a front-end sales load and an annual asset-based distribution and/or service fee. Each class of Shares would comply with the provisions of rule 12b-1 under the Act, as if the rule applied to closed-end management investment companies.

4.   In order to provide a limited degree of liquidity to shareholders, the Fund may from time to time offer to repurchase Shares at their then-current NAV in accordance with rule 13e-4 under the 1934 Act. Repurchases of the Fund's Shares will be made at such times, in such amounts and on such terms as may be determined by the Fund's board of trustees (the "Board") in its sole discretion.[2] The Adviser expects that it will generally recommend to the Board that the Fund offer to repurchase Shares from shareholders quarterly.

5.   Applicants request that the order also apply to any continuously-offered registered closed-end management investment company existing now or in the future for which the Adviser or the Distributor, or any entity controlling, controlled by, or under common control with the Adviser or the Distributor, acts as investment adviser or principal underwriter, and which

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[2] For Class A, a 2% early repurchase fee will be charged by the Fund with respect to any repurchase of Shares from a shareholder at any time prior to the one-year anniversary of the shareholder's purchase of the respective Shares. Any early repurchase fee, and the Fund's waiver of, scheduled variation in, or elimination of, such early repurchase fee, will equally apply to all shareholders of the Fund, regardless of class, consistent with section 18 of the Act and rule 18f-3 thereunder. To the extent the Fund determines to waive, impose scheduled variations of, or eliminate the early repurchase fee, it will do so consistently with the requirements of rule 22d-1 under the Act.

provides periodic liquidity with respect to its Shares through tender offers conducted pursuant to rule 13e-4 under the 1934 Act (collectively with the Fund, the "Funds").[3]

6.   Applicants represent that any asset-based distribution and/or service fees will comply with the provisions of rule 2830(d) of the Conduct Rules of the National Association of Securities Dealers, Inc. ("NASD Conduct Rule 2830").[4] Applicants also represent that the Fund will disclose in its prospectus, the fees, expenses and other characteristics of each class of Shares offered for sale by the prospectus, as is required for open-end, multiple class funds under Form N-1A. As if it were an open-end management investment company, the Fund will disclose fund expenses in shareholder reports, and disclose in its prospectus any arrangements that result in breakpoints in, or elimination of, sales loads.[5] Each Fund and the Distributor will also comply with any requirements that may be adopted by the Commission or FINRA regarding disclosure at the point of sale and in transaction confirmations about the costs and conflicts of interest arising out of the distribution of open-end investment company shares, and regarding prospectus disclosure of sales loads and revenue sharing arrangements as if those requirements applied to the Fund and the Distributor.[6]

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[3] Any Fund relying on this relief will do so in a manner consistent with the terms and conditions of the application. Applicants represent that each investment company presently intending to rely on the requested order is listed as an applicant.

[4] Any references to NASD Conduct Rule 2830 include any successor or replacement Financial Industry Regulatory Authority ("FINRA") rule to NASD Conduct Rule 2830.

[5] See Shareholder Reports and Quarterly Portfolio Disclosure of Registered Management Investment Companies, Investment Company Act Release No. 26372 (Feb. 27, 2004) (adopting release); and Disclosure of Breakpoint Discounts by Mutual Funds, Investment Company Act Release No. 26464 (June 7, 2004) (adopting release).

[6] See Confirmation Requirements and Point of Sale Disclosure Requirements for Transactions in Certain Mutual Funds and Other Securities, and Other Confirmation Requirement Amendments, and Amendments to the Registration Form for Mutual Funds, Investment Company Act Release No. 26341 (Jan. 29, 2004) (proposing release).

7.	The Fund will allocate all expenses incurred by it among the various classes of Shares based on net assets of the Fund attributable to each such class, except that the NAV and expenses of each class will reflect the expenses associated with the distribution fees paid pursuant to a plan adopted in compliance with rule 12b-1 of that class (if any), shareholder servicing fees attributable to a particular class (as well as transfer agency fees, if any) and any other incremental expenses particular to that class. Expenses of the Fund allocated to a particular class of the Fund's Shares will be borne on a pro rata basis by each outstanding Share of that class. Applicants state that the Fund will comply with the provisions of rule 18f-3 under the Act as if it were an open-end investment company.

8.	In the event the Funds impose a CDSC, applicants will comply with the provisions of rule 6c-10 under the Act, as if that rule applied to closed-end management investment companies. With respect to any waiver of, scheduled variation in, or elimination of the CDSC, the Fund will comply with the requirements of rule 22d-1 under the Act as if the Fund were an open-end investment company.

Applicants' Legal Analysis:

Multiple Classes of Shares

1.	Section 18(c) of the Act provides, in relevant part, that a closed-end investment company may not issue or sell any senior security if, immediately thereafter, the company has outstanding more than one class of senior security. Applicants state that the creation of multiple classes of Shares of the Fund may be prohibited by section 18(c).

2.	Section 18(i) of the Act provides that each share of stock issued by a registered management investment company will be a voting stock and have equal voting rights with every other outstanding voting stock. Applicants state that permitting multiple classes of the Fund may violate section 18(i) of the Act because each class would be entitled to exclusive voting rights with respect to matters solely related to that class.

3.   Section 6(c) of the Act provides that the Commission may exempt any person, security or transaction or any class or classes of persons, securities or transactions from any provision of the Act, or from any rule under the Act, if and to the extent such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. Applicants request an exemption under section 6(c) from sections 18(c) and 18(i) to permit the Fund to issue multiple classes of Shares.

4.   Applicants submit that the proposed allocation of expenses and voting rights among multiple classes is equitable and will not discriminate against any group or class of shareholders. Applicants submit that the proposed system would permit the Fund to facilitate the distribution of Shares through diverse distribution channels and would provide investors with a broader choice of shareholder options. Applicants assert that the proposed closed-end investment company multiple class structure does not raise the concerns underlying section 18 of the Act to any greater degree than open-end investment companies' multiple class structures that are permitted by rule 18f-3 under the Act. Applicants state the Fund will comply with the provisions of rule 18f-3 as if it were an open-end investment company.

CDSCs

5.   Applicants believe that the requested relief meets the standards of section 6(c) of the Act. Rule 6c-10 under the Act permits open-end investment companies to impose CDSCs, subject to certain conditions. Applicants state that any CDSC imposed by the Fund will comply

with rule 6c-10 under the Act as if that rule were applied to closed-end investment companies. The Fund also will make all required disclosures in accordance with the requirements of Form N-1A concerning CDSCs. Applicants further state that, in the event the Fund imposes CDSCs, the Fund will apply the CDSCs (and any waivers, scheduled variations, or eliminations of the CDSCs) uniformly to all shareholders in a given class and consistently with the requirements of rule 22d-1 under the Act.

Asset-Based Service and/or Distribution Fees

6.   Section 17(d) of the Act and rule 17d-1 under the Act prohibit an affiliated person of a registered investment company or an affiliated person of such person, acting as principal, from participating in or effecting any transaction in which such registered company is a joint or a joint and several participant unless the Commission issues an order permitting the transaction. In reviewing applications submitted under section 17(d) and rule 17d-1, the Commission considers whether the participation of the investment company in a joint enterprise or joint arrangement is consistent with the provisions, policies and purposes of the Act, and the extent to which the participation is on a basis different from or less advantageous than that of other participants.

7.   Rule 17d-3 under the Act provides an exemption from section 17(d) and rule 17d-1 to permit open-end investment companies to enter into distribution arrangements pursuant to rule 12b-1 under the Act. Applicants request an order under section 17(d) and rule 17d-1 under the Act to permit the Fund to pay asset-based distribution and/or service fees. Applicants have agreed to comply with rules 12b-1 and 17d-3 as if those rules applied to closed-end investment companies.

<u>Applicants' Condition:</u>

Applicants agree that any order granting the requested relief will be subject to the following condition:

Applicants will comply with the provisions of rules 6c-10, 12b-1, 17d-3, 18f-3 and 22d-1 under the Act, as amended from time to time or replaced, as if those rules applied to closed-end management investment companies, and will comply with the NASD Conduct Rule 2830, as amended from time to time, as if that rule applied to all closed-end management investment companies.

For the Commission, by the Division of Investment Management, under delegated authority.

Robert W. Errett
Deputy Secretary